UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 EARNINGS RESULTS 3rd Quarter 2025 2 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Index Highlights Main Financial Indicators 2025 Guidance Deliveries And Backlog Revenue, Gross Margin And Adjusted EBIT Adjusted EBIT (Earnings Before Interest & Taxes) Net Income Investments Working Capital Free Cash Flow Cash Position Variance Debt & Liability Management Capital Markets Shareholder Remuneration Financial Statements Reconciliation Of IFRS And “Non-GAAP” Information Ratios Based On “Non-GAAP” Information Conference Call Information About Embraer 3 4 4 5 6 7 8 8 9 10 10 11 13 14 15 20 23 24 25 | INDEX 3 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 | HIGHLIGHTS 2025 Guidance reiterated. From an operations point of view, the company estimates Commercial Aviation deliveries between 77 and 85 aircraft, and Executive Aviation deliveries between 145 and 155 aircraft. From a financial point of view, revenues in the US$7.0 to US$7.5 billion range, adjusted EBIT margin between 7.5% and 8.3%, and adjusted free cash flow of US$200 million or higher for the year. 7.2bn Highlights S&P upgraded our credit rating from “BBB-” to “BBB” (2 notches above IG threshold) and, in addition, Fitch Ratings and Moody’s revised their outlook for the company from stable to positive (“BBB-” and “Baa3” ratings or 1 notch above IG threshold). BBB Revenues totaled US$2,004 million in 3Q25 – all-time high 3rd quarter – +18% yoy. Highlights for Commercial Aviation and Defense & Security revenues with +31% and +27% yoy growth. 2bn Adjusted EBIT reached US$172.0 million with an +8.6% margin in 3Q25 (+17.6% in 3Q24; +8.7% ex Boeing agreement). U.S. import tariffs totaled US$17 million during the quarter (85bp); US$27 million year-to-date. +8.6% Adjusted free cash flow w/o Eve was US$300.3 million during the period because of higher number of aircraft delivered and lower accounts receivables. 300M Embraer delivered 62 aircraft in 3Q25, of which 20 were commercial jets (13 E2s and 7 E1s), 41 were executive jets (23 light and 18 medium) while 1 was defense (KC-390 Millennium); +5% versus 59 aircraft delivered yoy. 62 Firm order backlog of US$31.3 billion in 3Q25 – an all-time high. For more information please see our 3Q25 Backlog and Deliveries release. 31.3bn To access the spreadsheet containing the data available in our Investor Relations website click here. 4 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Main Financial Indicators IFRS 3Q25 2Q25 3Q24 9M25 9M24 Revenue 2,003.5 1,819.2 1,692.4 4,925.7 4,083.2 Adjusted EBITDA 236.3 245.5 356.6 590.3 594.0 Adjusted EBITDA margin % 11.8% 13.5% 21.1% 12.0% 14.5% Adjusted EBIT 172.0 191.8 297.5 425.8 443.0 Adjusted EBIT margin % 8.6% 10.5% 17.6% 8.6% 10.8% Adjusted net income1 54.4 118.9 221.0 99.7 288.5 Earnings per share - ADS basic 0.6355 0.4283 0.9736 1.4640 1.6711 Adjusted free cash flow w/o Eve 300.3 (161.6) 241.1 (247.1) (320.1) Net cash w/o Eve* (439.3) (688.7) (1,085.6) (439.3) (1,085.6) * Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short-term and long-term loans and financing, less Eve’s net cash. Financials are delivered from unaudited information. 1Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income also excludes the net after-tax special items. Financials are derived from unaudited information. In millions of U.S dollars, except % and earnings per share data São Paulo, Brazil, November 4, 2025 (B3: EMBJ3, NYSE: EMBJ). The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2025 (3Q25), June 30, 2025 (2Q25), and September 30, 2024 (3Q24), are derived from the unaudited financial statements, except annual financial data and where otherwise stated. 2025 GUIDANCE Commercial Aviation deliveries 77 - 85 Executive Aviation deliveries 145 - 155 Consolidated revenues (US$ billion) 7.0 - 7.5 Adjusted EBIT margin 7.5% - 8.3% Free cash flow (US$ million) 200 or higher 2025 Guidance reiterated. From an operations point of view, the company estimates Commercial Aviation deliveries between 77 and 85 aircraft, and Executive Aviation deliveries between 145 and 155 aircraft. From a financial point of view, revenues in the US$7.0 to US$7.5 billion range, adjusted EBIT margin between 7.5% and 8.3%, and adjusted free cash flow of US$200 million or higher for the year. 2025 Guidance (Eve Not Included) | MAIN FINANCIAL INDICATORS & 2025 GUIDANCE 5 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Deliveries and Backlog Embraer delivered 62 aircraft in 3Q25, of which 20 were commercial jets (13 E2s and 7 E1s), 41 were executive jets (23 light and 18 medium) and 1 was defense related (KC-390 Millennium). The result is +5% versus 59 aircraft delivered year-over-year (yoy). The number of deliveries for Commercial Aviation was +25% higher compared to 3Q24, while Executive Aviation was flat. For more information please see our 3Q25 Backlog and Deliveries release. The company’s backlog reached US$31.3 billion in 3Q25, +5% qoq, surpassing the previous historical all-time high. Compared to a year ago, the company wide backlog increased +38% with highlights across all business units. For instance, the backlog for Executive Aviation and Services & Support increased +65% and +40% yoy, respectively; for Commercial Aviation +37% yoy while for Defense & Security +8% yoy. 3Q24 4Q24 1Q25 2Q25 3Q25 3.5 4.6 3.6 4.2 4.4 7.4 22.7 26.3 Services & Support Defense & Security Executive Aviation Commercial Aviation +38% US$ billion | OPERATING RESULTS 4.6 4.2 7.6 26.4 11.1 10.2 10.0 Executive Aviation Light Jets Medium Jets 3Q24 4Q24 1Q25 2Q25 3Q25 14 9 9 22 22 19 22 22 17 9 18 21 23 Defense & Security KC-390 2 3Q24 4Q24 1Q25 2Q25 1 0 3Q25 0 4 Super Tucano Commercial Aviation E1 E2 3Q24 4Q24 1Q25 2Q25 3Q25 4 12 11 20 3 4 9 10 13 7 4.9 4.9 4.3 3.9 7.4 7.3 29.7 31.3 13.1 15.2 25% -50% 0% 6 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Revenue, Gross Margin and Adjusted EBIT Consolidated revenue of US$2,004 million in 3Q25 represented an +18% increase yoy. Commercial Aviation and Defense & Security, whose revenues increased +31% and +27% when compared to last year, were the highlight of the quarter. Meanwhile, Services & Support and Executive Aviation also performed well with revenues +16% and +4% yoy, respectively. Executive Aviation Revenues totaled US$583 million, +4% yoy propped by higher prices. However, the gross margin decreased from +23.4% versus +18.7% a year ago because of product mix, U.S. import tariffs (US$15 million; 260bp) and higher costs (i.e. logistics). Consequently, Adjusted EBIT margin decreased from +16.3% to +12.1% yoy and reflected gross margin variance. Defense & Security Revenues reached US$278 million, +27% yoy because of higher KC-390 volumes and a one-off positive contract-related adjustment. Gross margin increased from +16.8% to +20.3% yoy impacted by operating leverage and client mix (i.e. more exports), in accordance with the percentage of completion calculation method. Consequently, the adjusted EBIT margin improved from +7.2% to +12.9% yoy. | EARNINGS RESULTS Commercial Aviation Revenues were US$618 million, +31% higher yoy underpinned by better product mix and higher volumes and prices. Gross margin increased from +4.3% to +7.1% yoy while Adjusted EBIT increased from -4.8% to +1.3% yoy, supported by operating leverage and lower Other operating expenses (i.e. tax credits during the current period and negative one-time items a year ago). Adj. EBIT margin Revenues (US$M) 473 -5% 1% 618 3Q24 3Q25 Adj. EBIT margin Revenues (US$M) 562 16% 12% 583 3Q24 3Q25 Adj. EBIT margin Revenues (US$M) 220 13% 7% 278 3Q24 3Q25 7 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Services & Support Revenues totaled US$493 million, +16% yoy driven by higher volumes across all segments, particularly in Commercial Aviation, Executive Aviation and the rampup of the OGMA GTF engine shop. The gross margin decreased from +29.2% to +24.9% yoy primarily due to service and materials delays. U.S. import tariffs for the division were US$2 million (40bp) during the quarter. Consequently, the Adjusted EBIT margin decreased from +18.7% to +13.7% yoy. Others Include Agricultural Aviation (i.e. crop duster), the cyber division Tempest, the recently included landing gear division, and other businesses. Revenues for the segment rose +150% from US$13 million to US$32 million yoy because of the inclusion of the reclassified landing gear division in early 2025. Adjusted EBIT / Earnings Before Interest & Taxes Adjusted EBIT was US$172.0 million with an +8.6% margin after we add back US$12.4 million from extraordinary items (i.e. Eve’s results), compared to US$297.5 million with a +17.6% margin a year ago, driven by lower Executive Aviation and Services & Support operational results. However, there was a significant one-time item (i.e. US$150 million from the Boeing arbitration agreement) in 3Q24 which boosted the Adjusted EBIT margin by circa 900 basis points (from +8.7% to +17.6%) for the period. Reported EBIT was US$159.6 million in the quarter (+8.0% margin) compared to US$285.2 million a year ago (+16.9% margin). Financials are derived from unaudited information. Revenues (US$M) 13 32 3Q24 3Q25 Financials are derived from unaudited information. EBIT Eve results US$ Million Adjusted EBIT 3Q25 50 100 150 200 Adjusted EBIT 12 160 172 | EARNINGS RESULTS Adj. EBIT margin Revenues (US$M) 19% 14% 426 493 3Q24 3Q25 8 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Adjusted Net Income Adjusted net income was US$54.4 million for the quarter compared to US$221.0 million a year ago if extraordinary items are excluded such as US$(29.9) million in deferred taxes and US$(32.3) million from Eve’s results. Net income attributable to Embraer shareholders and net income per ADS (American Depositary Shares) were US$116.6 million and US$0.6355 in 3Q25, compared to US$178.8 million and US$0.9736, respectively, in 3Q24. Financials are derived from unaudited information. | EARNINGS RESULTS Embraer net income Deferred income tax & social contribution net change US$ Million Adjusted Net Income 3Q25 50 100 150 Eve results (30) 117 (32) 0 54 Embraer adj. net income Investments Embraer, on a stand-alone basis, invested a total of US$98.6 million in 3Q25 compared to US$110.9 million in 3Q24. Capital expenditures amounted to US$38.7 million (US$58.7 million a year ago), net additions to the Pool Program (spare parts) another US$9.8 million (US$9.8 million a year ago), net add to intangibles US$37.4 million (US$33.2 million a year ago) and research US$12.7 million (US$9.2 million a year ago). Meanwhile, Eve invested a total of US$54.8 million during the quarter (US$28.2 million a year ago), of which US$5.7 million were capital expenditures, US$44.8 million net add to intangibles and US$4.3 million research. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$153.4 million during the period (US$139.1 million a year ago). Capex* Eve capex* Net add Pool Program* Net add to Research** intangible Embraer investment Eve research** Eve investment Embraer & Eve investment Eve net add to intangible 200 150 100 US$ Million Investments 3Q25 50 0 39 10 37 13 99 45 4 6 55 153 *PP&E (Capex + Net add Pool Program) US$54.2 million considers only related cash inflows and outflows during the period; US$55.9 million in the Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$60.4 million and US$(4.5) million; CF]. ** Research expenditures are expensed (i.e. not capitalized). Financials are derived from unaudited information. 9 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Currently, Embraer on a stand-alone basis has three main sustainable growth projects: • Executive Aviation (US$90 million capex during 2024-2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth; • Services & Support (US$90 million capex during 2021-2026; OGMA Portugal): brand new line for induction of PW1100 and PW1900 engines with start of operations in 2024 and full ramp (US$500 million revenues) in 2028; and • Services & Support (US$70 million capex during 2025-2026; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027. | EARNINGS RESULTS Balance Sheet Data w/o Eve 3Q25 2Q25 3Q24 Δ qoq Δ yoy Inventories 3,645.5 3,578.3 3,336.0 67.2 309.5 Trade accounts receivable 237.7 358.4 255.4 (120.7) (17.7) A Customer and commercial financing 5.1 24.0 42.0 (18.9) (36.9) Contract assets 797.5 786.9 746.0 10.6 51.5 Other assets 811.2 829.5 879.8 (18.3) (68.6) Contract liabilities 3,312.4 3,314.9 2,850.1 (2.5) 462.3 Trade accounts payable 1,193.9 1,164.4 1,155.2 29.5 38.7 Trade accounts payable - Supplier finance 51.0 50.6 48.4 0.4 2.6 Other payables 1,539.8 1,444.1 1,366.6 95.7 173.2 Working Capital (A-B) (600.1) (396.9) (161.1) (203.2) (439.0) Working Capital (Eve Not Included) Working capital decreased US$(203.2) million during 3Q25 mainly because of lower accounts receivables. In the assets side, the main decrease was in a) Trade accounts receivable [US$(120.7) million related to Commercial Aviation] while, in the liabilities side, the main increase was in b) Other payables (US$95.7 million). in millions of U.S. dollars B Financial data is derived from unaudited information. Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment. 10 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Free Cash Flow Embraer on a stand-alone basis Adjusted free cash flow was US$300.3 million in 3Q25. The net cash generation during the period was supported mainly by operating activities (US$223.9 million EBITDA) and lower working capital requirements (US$219.2 million) because of higher aircraft deliveries and lower account receivables during the quarter. Embraer EBITDA Working Capital* Working capital forex variance Net additions to PP&E Intangible Inc. tax and social contrib. Interest paid Embraer consolidated adj. free cash flow Eve free cash flow Embraer standalone free cash flow 600 400 200 0 US$ Million Reported EBITDA to Free Cash Flow 3Q25 224 219 19 (56) (82) (19) (57) 300 (63) 243 * Working capital change for Embraer consolidated US$219.2 million; Embraer stand-alone US$203.2 million and Eve US$16.0 million. Financials are derived from unaudited information. | EARNINGS RESULTS Cash Position Variance Embraer’s liquidity position remains strong as its cash position on a consolidated basis reached US$2,081.5 million at the end of 3Q25, and it is complemented by its undrawn US$1.0 billion Revolver Credit Facility (RCF). The consolidated cash position was US$476.2 million higher than the US$1,605.3 million in 2Q25. The company generated US$243.2 million in free cash flow during the quarter [Embraer stand-alone US$300.3 million and Eve US$(57.1) million]. Net financial position variance was US$47.8 million [mainly due to US$(40.3) million in loans amortizations], M&A net investments were US$12.2 million, Eve completed a net US$197.4 million equity offering, and there were no dividend payments in the period. Meanwhile, Eve’s cash position stood at US$411.6 million in 3Q25. Therefore, Embraer on a stand-alone basis finished the quarter with US$1,669.9 million in cash in part because of business seasonality. Embraer consolidated cash 2Q25* Free cash flow** Net financial position var.*** M&A Eve equity offering Embraer consolidated cash 3Q25 Eve cash 3Q25 Embraer Sa cash 3Q25**** 3,000 2,000 US$ Million Cash position variance (from 2Q25 to 3Q25) 1,000 - 1,605 243 48 1,670 (12) 197 2,082 * Cash includes cash & cash equivalents, current and non-current financial investments (BS). ** Embraer consolidated free cash flow: 3Q25 Embraer stand-alone US$300.3 million and Eve US$(57.1) million. *** Net financial position variance includes: net financial investments [US$(66.2) million; CF], loans amortizations [US$(40.3) million; CF] repayment / proceeds from borrowings (US$96.6 million; CF), lease payments [US$(6.3) million; CF], foreign exchange gain (loss), net [US$(0.8) million; CF] and change in current and non-current financial investments (US$64.8 million; BS). **** Sa = Stand-alone Financials are derived from unaudited information. 412 11 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 * Eve’s net cash = cash and cash equivalents plus financial investments minus shortterm and long-term loans. ** Embraer and Eve’s net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term. Financials derived from unaudited information. Debt & Liability Management 3Q25 2Q25 3Q24 Δ qoq Δ yoy Embraer cash 1,669.9 1,360.9 1,491.5 309.9 178.4 Embraer gross debt 2,109.2 2,049.6 2,577.1 59.6 (467.9) Embraer net cash (439.3) (688.7) (1,085.6) 249.4 646.3 Eve cash 411.6 244.4 279.9 167.2 131.7 Eve gross debt 169.1 155.7 68.9 13.4 100.2 Eve net cash* 242.5 88.7 211.0 153.8 31.5 Embraer & Eve net cash** (196.8) (600.0) (874.6) 403.2 677.8 | DEBT & LIABILITY MANAGEMENT Eve’s net cash position improved US$153.8 million to US$242.5 million in 3Q25, as the US$230 million equity capital raise completed during the quarter more than offset the negative US$(57.1) million free cash flow generation. Furthermore, Eve’s gross debt increased marginally by US$13.4 million qoq to US$169.1 million, as the company continued to finance its research and development efforts. On an annual basis, Eve’s net cash position improved by US$31.5 million as the company continued to protect its cash runway by offsetting its burn-rate with new equity financing rounds. Embraer cash Embraer gross debt Embraer net cash Eve cash Eve gross debt Eve net cash * Embraer & Eve net cash ** US$ Million Net cash position 3Q25 2,000 1,670 (2,109) (439) 412 243 (169) (197) 1,000 - (1,000) * Eve’s net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans. ** Embraer and Eve’s net cash = cash and cash equivalents plus short-term and long-term financial investments minus short-term and long-term loans. Financials are derived from unaudited information. Embraer’s stand-alone net cash position increased sequentially by US$249.4 million to US$(439.3) million in 3Q25, as a US$309.0 million increase in its cash position, supported by positive US$300.3 million free cash flow generation during the period, more than offset a US$59.6 million increase in gross debt. On an yearly basis, Embraer’s stand-alone net cash position improved by US$646.3 million as the company continued to implement its debt liability strategy and reduce its financial gearing. Recently, S&P upgraded Embraer’s credit rating from “BBB-” to “BBB” (2 notches above IG threshold), while Fitch Ratings and Moody’s revised their outlook for the company from stable to positive (“BBB-” and “Baa3” ratings or 1 notch above IG threshold). Embraer announced a new liability management initiative in 3Q25 which was partially executed in October and will be fully concluded in 4Q25. The company issued a US$1 billion, long 12-year bond at 130bp over U.S. Treasury, with a coupon of 5.40% p.a.. It also repurchased US$142 million of 2028 bonds (coupon 6.95% p.a.) and US$480 million of 2030 bonds (coupon 7.00% p.a. - US$270 million left outstanding). In addition, the company announced the full redemption of the 2028 bonds (US$187 million) in October, with payment scheduled for November. The company will provide an update of its debt maturity profile and average cost of debt with its full year financials. in millions of U.S. dollars 12 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 In terms of debt profile, the average loan maturity remained practically unchanged at 5.9 years in 3Q25 compared to 6.0 years in the previous quarter. The loan term structure consisted of 96% in long-term contracts and only 4% in short-term ones. In the meantime, the cost of United States dollar-denominated loans decreased marginally to 6.33% per year in 3Q25 compared to 6.40% in 2Q25, while the cost of Brazilian real-denominated loans increased to 5.24% per year in 3Q25 compared to 4.41% per year in 2Q25. Finally, the cost of euro-denominated loans remained unchanged at 4.04% per year in 3Q25. 1 Revolving Credit Facility. 2 Eve’s cash = Cash and cash equivalents plus financial investments. 3 Maturities = Do not consider accrued interest and deferred costs. *All numbers from Eve are IFRS. Maturities US$ million RCF1 Eve2 Cash 1,670 14 13 19 64 1 65 27 864 14 878 412 1,000 Eve Loan Maturities 3 2025 2026 2029 15 34 49 2027 5 13 18 2030 2031 2032 3,082 2028 354 39 393 2034 17 3 14 2033 17 3 14 83 97 14 701 >2035 687 14 US$ million Deleveraging 2021 2022 2023 2024 363 3.9x 2.3x 1.4x 0.1x 459 562 922 Net debt w/o Eve/ Adj. EBITDA Adj. EBITDA 3Q24 3Q25 848 918 1.3x 0.5x Adj. EBITDA LTM | DEBT & LIABILITY MANAGEMENT 13 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Capital Markets | CAPITAL MARKETS EMBJ3 x IBOV EMBJ3 EMBJ x S&P 500 EMBJ IBOV S&P 500 Oct/24 Jan/25 Apr/25 Jul/25 Sep/25 Oct/24 Jan/25 Apr/25 Jul/25 Sep/25 80% 80% 60% 60% 40% 40% 20% 20% -20% -20% 0% 0% 70% 69% 10% 17% Bonds Yield to Maturity 2022 2023 2024 2025 9% 8% 6% 7% 4% 5% 4.4% 4.8% 5.2% 5.4% 500 400 300 200 100 0 47 bp 110 bp 117 bp 96 bp Bonds Spread Over U.S. Treasury 2022 2023 2024 2025 Share price on September 30, 2025: EMBJ3 R$80.29 / EMBJ US$60.45; Market Cap on September 30, 2025: EMBJ3 R$58.9 bn/ EMBJ US$11.1 bn; and 3-month ADTV: EMBJ3 R$507 million / EMBJ US$103 million. 2028 2038 2030 2035 2028 2030 2035 2038 14 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Shareholder Remuneration For fiscal year 2024, the company approved on April 29th, 2025, the payment of R$51.4 million in dividends (R$0.07 per share) for the EMBJ3 shareholders base on May 12th, 2025, to be settled on May 23rd, 2025. On April 29th, 2025, the company declared R$142.8 million (R$0.19 per share) in Interest on Equity (IoE) related to the 2nd quarter. On August 07th, 2025, the company declared R$66.9 million (R$0.09 per share) in Interest on Equity (IoE) related to the 3rd quarter. For the rest of fiscal year 2025 and beyond, the company intends to analyze the potential fiscal benefits from quarterly IoE declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend in the next calendar year shareholders’ meeting. Period Declared Income Approval Date EMBJ3 Record Date1 EMBJ3 Payment Date2 Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Value per ADS (US$)3 FY24 Dividends April 29th, 2025 May 12th, 2025 May 23rd, 2025 51.4 0.07 0.05 2Q25 IoE April 29th, 2025 2Q26 2Q26 142.8 0.19 0.14 3Q25 IoE August 7th, 2025 2Q26 2Q26 66.9 0.09 0.07 2025 209.7 0.28 0.21 Dividend yield (%)4 0.35% 0.35% 1 Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds | Estimated for 2Q26, the exact date will be announced in November 2025. 2 Payment date refers to EMBR3/EMBJ3; for ERJ/EMBJ the payment will follow applicable procedures from the U.S. depositary bank | Estimated for 2Q26, the exact date will be announced in November 2025. 3 Estimated value (i.e. dependent on spot foreign exchange rate). 4Dividend yield was calculated with the share price as of September 30, 2025. | SHAREHOLDER REMUNERATION 15 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 FINANCIAL STATEMENTS 16 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Embraer S.A. Consolidated Income Statement (in millions of U.S. dollars, except earnings per share and number of shares) 3Q25 2Q25 3Q24 9M25 9M24 Revenue 2,003.5 1,819.2 1.692,4 4,925.7 4,083.2 Cost of sales and services (1,659.0) (1,466.3) (1.377,6) (4,039.2) (3,359.7) Gross profit 344.5 352.9 314.8 886.5 723.5 Operating Income (expense) Administrative expenses (51.9) (52.7) (48.0) (153.8) (145.1) Selling expenses (85.6) (88.9) (77.9) (245.5) (230.8) Expected credit (losses) reversal (1.1) (9.1) 0.5 (7.0) (2.9) Research expenses (17.0) (12.1) (9.6) (43.3) (37.0) Other income 20.8 17.0 162.3 62.5 237.9 Other expenses (47.9) (26.5) (54.3) (103.3) (132.8) Share of profit of investments accounted for under the equity method (2.2) (1.1) (2.6) (5.8) (3.6) Operating profit before financial income 159.6 179.5 285.2 390.3 409.2 Financial income 49.3 20.1 99.0 165.7 283.6 Financial expense (99.1) (133.6) (123.8) (394.6) (284.8) Foreign exchange gain (loss), net (3.0) (18.8) (16.4) (31.5) (19.6) Profit before taxes on income 106.8 47.2 244.0 129.9 388.4 Income tax 22.0 22.1 (62.3) 148.0 (71.8) Net profit for the period 128.8 69.3 181.7 277.9 316.6 Attributable to: - Owners of Embraer 116.6 78.6 178.8 268.6 306.9 - Non-controlling interests 12.2 (9.3) 2.9 9.3 9.7 Weighted average number of shares (in thousands) Basic 733.9 734.0 734.6 733.9 734.6 Diluted 733.9 734.0 734.6 733.9 734.6 Earnings per share Basic 0.1589 0.1071 0.2434 0.3660 0.4178 Diluted 0.1589 0.1071 0.2434 0.3660 0.4178 Earnings per share - ADS basic (US$) 0.6355 0.4283 0.9736 1.4640 1.6711 Earnings per share - ADS diluted (US$) 0.6355 0.4283 0.9736 1.4640 1.6711 Financials are derived from unaudited statements. | FINANCIAL STATEMENTS 17 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Embraer S.A. Consolidated Cash Flow Statement (in millions of U.S. dollars) 3Q25 2Q25 3Q24 9M25 9M24 Operating activities Net income for the period 128.9 69.3 181.7 277.9 316.6 Adjustment to net income for items not affecting cash Depreciation and amortization expenses 71.5 59.6 67.7 181.7 169.6 Realization of contribution from suppliers (7.2) (5.9) (8.6) (17.2) (18.6) Losses (reversal) of impairment losses of inventories (3.3) 4.2 1.6 8.5 5.1 Adjustment to fair value - Financial investments 7.4 22.7 13.8 22.8 19.9 Expected credit losses (reversal) 1.1 9.1 (0.5) 7.0 2.9 Loss on disposal of fixed assets 4.4 12.2 7.4 18.3 11.3 Income tax and social contribution (22.0) (22.1) 62.3 (148.0) 71.8 Accrued interest 38.0 37.9 43.9 111.2 133.9 Interest on marketable securities, net (4.8) (4.7) (5.1) (14.2) (13.0) Share of (profit) loss of investments accounted for the equity method 2.2 1.1 2.6 5.8 3.6 Foreign exchange gain (loss), net 2.9 14.6 15.1 25.3 18.6 Other provisions 35.4 (29.7) 51.4 (4.3) 51.3 Others 1.4 2.1 1.9 5.0 5.4 Changes in assets Financial investments (108.4) 37.5 (165.0) 20.7 (116.2) Derivative financial instruments (71.0) 44.4 (82.9) (68.6) (169.8) Accounts receivable 124.7 (108.5) (37.7) 88.2 (70.7) Contract assets (10.6) (110.2) (120.5) (174.8) (235.1) Customer financing 19.0 5.2 6.2 25.1 21.2 Inventories (68.7) (120.9) (97.5) (757.8) (762.8) Other assets 36.2 (30.8) (134.3) (45.8) (190.8) Changes in liabilities Trade accounts payable and Trade accounts payable - Supplier finance arrangements 28.5 29.8 116.3 235.5 392.2 Other payables 203.2 16.3 160.2 393.2 158.8 Contract liabilities (4.3) 3.0 254.8 27.9 314.9 Taxes and payroll charges payable (52.7) 30.3 (79.5) (9.5) (70.4) Unearned income 2.4 2.2 - 6.2 (4.0) Income tax and social contribution paid (18.6) (38.1) (12.2) (67.8) (57.1) Interest paid (62.7) (6.7) (71.1) (139.3) (164.6) 1. NET CASH GENERATED (USED) IN OPERATING ACTIVITIES 272.9 (76.1) 172.0 13.0 (176.0) Investing activities Acquisition of property, plant and equipment (60.4) (40.7) (68.5) (179.5) (169.3) Proceeds from sale of property, plant and equipment 4.5 8.5 - 15.4 - Additions to intangible assets (82.2) (72.5) (61.0) (214.2) (191.9) Additions to investments in subsidiaries and affiliates, net of cash acquired (12.2) (0.1) 1.1 (12.3) (14.3) Acquisition of financial investments (1.8) (139.4) (1.0) (143.8) (184.0) Proceeds from sale of financial investments 44.0 56.9 2.3 104.9 37.3 Proceeds from loan granted (40.3) - - (40.3) 60.5 Dividends received - - 0.1 - 0.5 2. NET CASH USED IN INVESTING ACTIVITIES (148.4) (187.3) (127.0) (469.8) (461.2) Financing activities Proceeds from loans and financing 482.1 462.9 321.8 1,628.2 560.7 Repayment of loans and financing (386.5) (342.1) (312.6) (1,823.9) (768.8) Dividends payments - (9.1) - (9.1) - Receipt in the offering of subsidiary shares 210.0 - 65.6 210.0 65.6 Costs in the offering of subsidiary shares (12.6) - (2.4) (12.6) (2.4) Repurchases of common shares - - - (14.5) - Lease payments (6.3) (6.2) (4.9) (18.3) (12.7) 3. NET CASH GENERATED (USED) IN FINANCING ACTIVITIES 286.7 105.5 67.5 (40.2) (157.6) Cash and cash equivalents at the beginning of the period 654.0 813.0 716.5 1,563.0 1,626.3 Increase (decrease) in cash and cash equivalents (1+2+3) 411.2 (157.9) 112.5 (497.0) (794.8) Effects of exchange rate changes on cash and cash equivalents (0.8) (1.1) (4.0) (1.6) (6.5) Cash and cash equivalents at the end of the period 1,064.4 654.0 825.0 1,064.4 825.0 | FINANCIAL STATEMENTS Financials are derived from unaudited statements. 18 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Financials derived from unaudited information. ASSETS 3Q25 2Q25 3Q24 Current Cash and cash equivalents 1,065.4 654.0 831.5 Financial investments 699.5 603.6 643.5 Trade accounts receivable 234.5 356.9 253.9 Derivative financial instruments 54.5 46.1 105.6 Customer financing 2.1 5.7 13.8 Contract assets 712.7 786.9 743.8 Inventories 3,645.5 3,579.2 3,340.4 Income tax and social contribution 144.0 215.3 138.3 Other assets 314.0 269.9 410.2 6,872.2 6,517.6 6,481.0 Non-Current Financial investments 316.6 347.7 296.4 Contract assets 84.8 - 2.2 Derivative financial instruments 0.3 - 0.6 Customer financing 3.0 18.3 28.2 Trade accounts receivable 3.2 1.5 1.5 Deferred income tax and social contribution 143.0 168.8 132.5 Other assets 223.8 183.9 205.9 774.7 720.2 667.3 Investments 54.6 47.4 46.1 Property, plant and equipment 2,095.1 2,072.6 1,905.1 Intangible assets 2,667.1 2,606.8 2,466.9 Right of use 104.4 108.9 104.9 4,921.2 4,835.7 4,523.0 Total Assets 12,568.1 12,073.5 11,671.3 | FINANCIAL STATEMENTS 19 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) LIABILITIES 3Q25 2Q25 3Q24 Current Trade accounts payable 1,197.0 1,167.5 1,159.6 Trade accounts payable - Supplier finance arrangements 51.0 50.6 48.4 Lease liability 20.3 21.0 18.3 Loans and financing 100.0 121.8 101.5 Other payables 531.1 413.3 411.9 Contract liabilities 2,595.4 2,733.6 2,126.1 Derivative financial instruments 35.3 82.1 29.3 Taxes and payroll charges payable 46.2 39.4 37.0 Income tax and social contribution 94.2 163.9 115.7 Unearned income 26.1 22.7 10.1 Provisions 100.6 94.3 99.6 4,797.2 4,910.2 4,157.5 Non-Current Lease liability 95.6 98.0 94.7 Loans and financing 2,178.3 2,083.5 2,544.5 Other payables 320.9 248.5 139.5 Contract liabilities 717.0 583.1 725.5 Derivative financial instruments 24.4 43.4 18.4 Taxes and payroll charges payable 11.8 11.1 13.1 Income tax and social contribution 3.9 3.7 3.6 Deferred income tax and social contribution 230.8 285.0 330.7 Unearned income 11.0 12.0 14.0 Provisions 222.3 187.2 214.1 3,816.0 3,555.5 4,098.1 Total Liabilities 8,613.2 8,465.7 8,255.6 Shareholders’ Equity Share capital 1,551.6 1,551.6 1,551.6 Treasury shares (42.7) (42.7) (28.2) Revenue reserves 1,624.2 1,624.2 1,280.0 Share-based payment 53.3 52.3 49.5 Other comprehensive loss (103.8) (113.2) (161.2) Result in transactions with non-controlling interest 273.2 135.5 135.2 Retained earnings 229.9 125.8 307.0 Equity Attributable to owners of the Company 3,585.7 3,333.5 3,133.9 Non-controlling interest 369.2 274.3 281.8 Total Equity 3,954.9 3,607.8 3,415.7 Total Liabilities And Shareholders’ Equity 12,568.1 12,073.5 11,671.3 Financials derived from unaudited information. | FINANCIAL STATEMENTS 20 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 in millions of U.S. dollars EBITDA RECONCILIATION LTM* (IFRS) 3Q25 2Q25 3Q24 Net Income attributable to Embraer 314.3 376.5 499.5 Non-controlling interest 1.7 (7.6) 15.9 Income tax (income) expense (17.4) 66.9 40.5 Financial (income) expense, net 332.1 307.1 44.1 Foreign exchange (gain) loss, net 17.9 31.3 18.2 Depreciation and amortization 226.9 221.7 222.8 EBITDA LTM 875.5 995.9 841.0 * Last Twelve Months. Financials are derived from unaudited financial statements. Reconciliation of IFRS and “NON-GAAP” information We define free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry. Free Cash Flow Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company’s financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income. EBITDA LTM | FINANCIAL STATEMENTS 21 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 ADJUSTED EBIT RECONCILIATION 3Q25 2Q25 3Q24 9M25 9M24 Operating profit before financial income (EBIT) 159.6 179.5 285.2 390.3 409.2 Expenses related to Eve's business combination 12.4 12.3 14.2 35.5 35.8 Eve Warrants - - (1.9) - (1.9) Adjusted EBIT 172.0 191.8 297.5 425.8 443.1 Adjusted EBIT margin % 8.6% 10.5% 17.6% 8.6% 10.9% ADJUSTED EBITDA RECONCILIATION 3Q25 2Q25 3Q24 9M25 9M24 EBITDA 223.9 233.2 344.3 554.8 560.2 Expenses related to Eve's business combination 12.4 12.3 14.2 35.5 35.8 Eve Warrants - - (1.9) - (1.9) Adjusted EBITDA 236.3 245.5 356.6 590.3 594.1 Adjusted EBITDA margin % 11.8% 13.5% 21.1% 12.0% 14.5% Financials are derived from unaudited financial statements. Financials are derived from unaudited financial statements. in millions of U.S. dollars in millions of U.S. dollars | FINANCIAL STATEMENTS Are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below. EBITDA RECONCILIATION 3Q25 2Q25 3Q24 9M25 9M24 Net income attributable to Embraer 116.6 78.6 178.8 268.6 306.9 Non-controlling interest 12.2 (9.3) 2.9 9.3 9.7 Income tax (income) expense (22.0) (22.1) 62.3 (148.0) 71.8 Financial (income) expense, net 49.8 113.5 24.8 228.9 1.2 Foreign exchange (gain) loss, net 3.0 18.8 16.4 31.5 19.6 Depreciation and amortization 64.3 53.7 59.1 164.5 151.0 EBITDA 223.9 233.2 344.3 554.8 560.2 EBITDA Margin % 11.2% 12.8% 20.3% 11.3% 13.7% Financials are derived from unaudited financial statements. in millions of U.S. dollars EBIT and EBITDA Adjusted EBIT and Adjusted EBITDA Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA’s usefulness as comparative measures. 22 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 ADJUSTED NET INCOME RECONCILIATION 3Q25 2Q25 3Q24 9M25 9M24 Net Income attributable to Embraer 116.6 78.6 178.8 268.6 306.9 Net change in deferred income tax & social contribution (29.9) (39.1) 50.8 (192.6) 30.7 Expenses related to Eve’s business combination including financial result 10.4 10.6 11.9 31.0 30.5 Eve Warrants including financial result (42.7) 68.8 (20.5) (7.3) (79.6) Adjusted net income 54.4 118.9 221.0 99.7 288.5 Adjusted net margin 2.7% 6.5% 13.1% 2.0% 7.1% Financials are derived from unaudited financial statements. in millions of U.S. dollars SELECT BALANCE SHEET DATA - EVE 3Q25 2Q25 3Q24 Δ qoq Δ yoy A Inventories - 0.9 4.4 (0.9) (4.4) Trade accounts receivable - - - - - Customer and commercial financing - - - - - Contract assets - - - - - Other assets 13.6 8.4 7.1 5.2 6.5 B Contract liabilities - 1.8 1.5 (1.8) (1.5) Trade accounts payable 3.1 3.1 4.4 - (1.3) Trade accounts payable - Supplier finance - - - - - Other liabilities 59.1 37.0 22.7 22.1 36.4 Working Capital (A-B) (48.6) (32.6) (17.1) (16.0) (31.5) Financials are derived from unaudited statements. in millions of U.S. dollars Adjusted net income Is a non-GAAP measure calculated by starting at selected Embraer’s consolidated balance sheet figures and subtracting Eve’s related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables. Working capital without Eve | FINANCIAL STATEMENTS Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer’s Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company’s consolidated Cash Flow statement, under Deferred income tax and social contribution. 23 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 (i) Total debt represents short and long-term loans and financing including Eve (US$ billion). (ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing. (iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve’s Net debt. (iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion). (v) Financial expense (gross) includes only interest and commissions on loans. (vi) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). (vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (US$ million). (viii) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). Ratios based on “NON-GAAP” information ADJUSTED FREE CASH FLOW 3Q25 2Q25 3Q24 Adjusted net cash generated (used) in operating activities (*) 381.3 (113.6) 337.0 Net additions to property, plant and equipment (55.9) (32.2) (68.5) Additions to intangibles (82.2) (72.5) (61.0) Adjusted free cash generated (used) 243.2 (218.3) 207.5 Eve's free cash used adjusted (57.1) (56.7) (33.6) Adjusted free cash generated (used) w/o Eve 300.3 (161.6) 241.1 SELECTED FINANCIAL RATIOS 3Q25 2Q25 3Q24 Total debt to EBITDA (i) 2.6 2.2 3.1 Net debt to EBITDA (ii) 0.2 0.6 1.0 Net debt w/o Eve to Adjusted EBITDA (iii) 0.5 0.7 1.3 Total debt to capitalization (iv) 0.4 0.4 0.4 LTM EBITDA to financial expense (gross) (v) 5.5 5.8 4.6 LTM EBITDA (vi)* 875.5 995.9 841.0 LTM Interest and commissions on loans (vii)* 158.9 173.1 181.4 Adjusted LTM EBITDA w/o Eve (viii)* 917.9 1,038.2 847.4 (*) Net of financial investments: 3Q25 US$108.4m, 2Q25 US$(37.5)m and 3Q24 US$165.0m. Financials are derived from unaudited statements. *In millions of U.S. dollars. Financials are derived from unaudited statements. in millions of U.S. dollars | FINANCIAL STATEMENTS 24 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 CONFERENCE CALL INFORMATION Embraer will host a conference call to present its 3Q25 results on: Tuesday November 04, 2025 ENGLISH: 7:00 AM (NY Time) / 9:00 AM (SP Time). Translation to Portuguese. To access the webcast Zoom webinar: 815 2157 6766 We recommend you join 15 minutes in advance. Investor Relations | CONFERENCE CALL INFO click here 25 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 About Embraer A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year. Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe. This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations. This document contains non-GAAP financial information, to facilitate investors to reconcile Eve’s financial information in GAAP standards to Embraer’s IFRS. | ABOUT EMBRAER 26 | EMBRAER EARNINGS RESULTS | 3rd QUARTER 2025 CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; ERJ Head of IR, M&A and CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br MARILIA SABACK SGOBBI IR Specialist marilia.saback@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br ri.embraer.com.br/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations